Exhibit 99.1

GREAT PANTHER MINING LIMITED

Suite 1330, 200 Granville Street

Vancouver, British Columbia, Canada V6C 1S4

Telephone: +1 604 608 1766 / Facsimile: +1 604 608 1768

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting (the “Meeting”) of shareholders of Great Panther Mining Limited (“Great Panther” or the “Company”) will be held at Suite 1330, 200 Granville Street, Vancouver, British Columbia, Canada on Monday, June 24, 2019, at 11:00 a.m. (Pacific Time), for the following purposes:

1.	to receive the consolidated financial statements of the Company for the financial year ended December 31, 2018 and the report of the auditor on those statements;

2.	to set the number of Directors at eight;

3.	to elect Directors of the Company to hold office until the close of the next annual general meeting;

4.	to appoint an auditor of the Company to serve until the close of the next annual general meeting;

5.	to ratify and approve the amended and restated Shareholder Rights Plan Agreement for continuation for a further three-year period, as described in the accompanying Information Circular; and

6.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 and National Instrument 51-102 (“Notice-and-Access Provisions”) for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders of the Company (“Shareholders”) by allowing the Company to post the Information Circular and any additional materials online. Under Notice-and- Access Provisions, instead of receiving printed copies of the Meeting materials, Shareholders will receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.

The Information Circular is available at https://www.greatpanther.com/investors/reports-filings/agm/ and under the Company’s profile on SEDAR at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular should contact the Company at Suite 1330, 200 Granville Street, Vancouver, British Columbia V6C 1S4, by telephone: +1 604 608 1766, toll free: +1 888 355 1766 or by fax: +1 604 608 1768. A Shareholder may also use the numbers noted above to obtain additional information about the Notice-and-Access Provisions. Under Notice-and-Access Provisions, meeting related materials will be available for viewing for up to one year from the date of posting and a paper copy of the materials can be requested at any time during this period.

In order to allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular prior to the Proxy Deadline, any Shareholder wishing to request a paper copy of the Information Circular as described above should ensure such request is received by the Company no later than June 10, 2019.

The Information Circular contains details of matters to be considered at the Meeting.

Regardless of whether a Shareholder plans to attend the Meeting in person, we request that each Shareholder please complete and deliver the form of proxy, or follow the other voting procedures, all as set out in the form of proxy and Information Circular.

Non-registered Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. A Shareholder who holds shares through a brokerage account is a non-registered Shareholder.

DATED at Vancouver, British Columbia, May 16, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

“R.W. (Bob) Garnett”

R.W. (Bob) Garnett

Chair of the Board